September 12, 2008

Re:	YPF Sociedad Anónima Form 20-F for the year ended December 31, 2007, Filed on April 15, 2008 File No. 001-12102

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7410

Dear Mr. Schwall:

Thank you for your letter dated August 29, 2008 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company”).

We appreciate your understanding in affording YPF the time necessary to prepare its responses, which are set forth in Annex A hereto. To facilitate the Staff’s review, YPF has reproduced the captions and numbered comments from the Staff’s August 29th, 2008 comment letter in bold text.

In providing these responses, and in response to the Staff’s request, YPF has acknowledged to us that:

•	YPF is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

YPF would like to express its appreciation for your cooperation in these matters, and YPF or its representatives are available to discuss any of YPF's responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned, Nicholas A. Kronfeld of Davis Polk & Wardwell, counsel to YPF, in New York at 212-450-4950 or fax: 212-450-3950.

Very truly yours,

/s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld Davis Polk & Wardwell

ANNEX A

Form 20-F for Fiscal Year Ended December 31, 2007

General

1.
We note that your officers’ certifications were omitted from your filing, and that you subsequently furnished the required certifications as exhibits in an amended filing on April 16, 2008.  However, your amended filing excluded all other information and sections that were previously included in your initial filing.  Accordingly, please amend your filing to include a full amendment of your annual report, as well as updated officers’ certifications.  Refer to Question 17 of the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, November 8, 2002 (revised November 14, 2002), available on the SEC website, for further guidance.

Response

YPF acknowledges the Staff’s comment and confirms to the Staff that it will file an amendment (“Amendment No. 2”) to its 2007 20-F including all other information and sections that were previously included in YPF's initial filing on April 15, 2008.

YPF intends to include the following explanatory note in the amended filing:

“This Annual Report on Form 20-F/A (“Form 20-F/A”) is being filed by us as Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “2007 Form 20-F”). This Form 20-F/A is filed solely for the purpose of (1) including all information and sections that were previously included in our 2007 Form 20-F filed on April 15, 2008 and in Amendment No. 1 to our 2007 Form 20-F filed on April 16, 2008, (2) addressing the filing to the Commission’s current address, (3) modifying a statement regarding the effectiveness of our disclosure controls and procedures to remove any ambiguity regarding the effectiveness of our disclosure controls and procedures at a reasonable assurance level, and (4) removing the subtotal of “Future net cash flows, before income taxes” in the standardized measure of discounted future net cash flows in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” section of our financial statements.  Other than as stated above, this Form 20-F/A does not amend, update or restate the information in any other item or section of the Form 20-F as originally filed on April 15, 2008 or reflect any events that have occurred after the original filing of the Form 20-F on April 15, 2008.”

Available Information, page 156

2.	Please correct the address you reference for the SEC to reflect its current address at 100 F Street NE, Washington, D.C., 20549.

Response

YPF acknowledges the Staff’s comment and confirms to the Staff that it will use the Commission’s correct current address in Amendment No. 2 to its 2007 Form 20-F and in all future filings.

Controls and Procedures, page 159

3.
We note your statement that “even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov//rules/final/33-8238.htm.

Response

YPF acknowledges the Staff’s comment and confirms to the Staff that it will use the following amended formulation in Amendment No. 2 to its 2007 Form 20-F with respect to management’s conclusion regarding the effectiveness of disclosure controls and procedures:

“As of December 31, 2007, YPF, under the supervision and with the participation of YPF’s management, including our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(f) under the Securities Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, YPF’s Chief Executive Officer and Chief Financial Officer concluded that YPF’s disclosure controls and procedures ~~are~~were effective at the reasonable assurance level in ensuring that information relating to YPF, required to be disclosed in reports it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

Financial Statements, page F-1

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-57

Standardized Measure of Discounted Future Net Cash Flows, page F-60

4.
Please remove the subtotal of “Future net cash flows, before income taxes,” as this line item caption is not an explicit component of the standardized measure of discounted future net cash flows.  Refer to paragraph 30, and Illustration 5, of SFAS 69 for further guidance.  We had previously issued this comment in our comment letter dated September 10, 2007; however, we note that this subtotal is still included in your disclosure and therefore we are reissuing the comment.

Response

YPF acknowledges the Staff’s comment and confirms that it will not include the subtotal of “Future net cash flows, before income taxes” in the standardized measure of discounted future net cash flows in Amendment No. 2 to its 2007 Form 20-F and will not use this subtotal in any future filings.